Exhibit 4.3

INVESTOR RIGHTS AGREEMENT

by and among

CORSAIR GAMING, INC.

and

CORSAIR GROUP (CAYMAN), LP

Dated [●], 2020

-i-

INVESTOR RIGHTS AGREEMENT

This Investor Rights Agreement is entered into on [•], 2020 by and among Corsair Gaming, Inc., a Delaware corporation (the “Company”), and Corsair Group (Cayman), LP, a Cayman Islands exempted limited partnership (“Corsair LP”).

RECITALS:

WHEREAS, the Company is currently contemplating an underwritten initial public offering of shares of its Common Stock (as defined below); and

WHEREAS, in connection with, and effective upon, the date of commencement of trading of the Company’s Common Stock on a national securities exchange (the “Effective Date”), the Company and Corsair LP wish to set forth certain understandings between such parties, including with respect to certain governance matters.

NOW, THEREFORE, the parties agree as follows:

ARTICLE I

INTRODUCTORY MATTERS

1.1 Defined Terms. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, another Person. In respect of EagleTree, “Affiliate” shall mean any Person that, directly or indirectly, is Controlled by EagleTree, Controls EagleTree, or is under common Control with EagleTree, and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Company and any entity that is Controlled by the Company).

“Agreement” means this Investor Rights Agreement, as the same may be amended, supplemented, restated and/or otherwise modified from time to time in accordance with the terms hereof.

“beneficially own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

“Board” means the board of directors of the Company.

“Business Day” means a day other than a Saturday, Sunday, federal or New York State holiday or other day on which commercial banks in New York City are authorized or required by law to close.

“Bylaws” means the Amended and Restated Bylaws of the Company, as the same may be amended and/or restated from time to time.

“Charter” means the Second Amended and Restated Certificate of Incorporation of the Company, as the same may be amended and/or restated from time to time.

“Common Stock” means the shares of common stock, par value $0.0001 per share, of the Company, and any other capital stock of the Company into which such stock is reclassified or reconstituted and any other common stock of the Company.

“Company” has the meaning set forth in the Preamble.

“Control” (including its correlative meanings, “Controlled by” and “under common Control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person.

“Director” means any member of the Board.

“EagleTree” means, collectively, Corsair LP, together with its Affiliates and its and their successors and assigns (other than the Company and its Subsidiaries).

“EagleTree Designee” has the meaning set forth in Section 2.1(b).

“Effective Date” has the meaning set forth in the Recitals.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Law” means any statute, law, regulation, ordinance, rule, injunction, order, decree, governmental approval, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority.

“Permitted Assigns” means with respect to EagleTree, a Transferee of shares of Common Stock that agrees to become party to, and to be bound to the same extent as its Transferor by the terms of, this Agreement.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or other form of business organization, whether or not regarded as a legal entity under applicable Law, or any Governmental Authority or any department, agency or political subdivision thereof.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which: (i) if a corporation, a majority of the total voting power of shares of stock entitled to vote in the election of directors, representatives or trustees thereof is at the time owned or Controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (ii) if a limited liability company, partnership, association or other business entity, a majority of the total voting power of stock (or equivalent ownership interest) of the limited liability company, partnership, association or other business entity is at the time owned or Controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or Control the managing member, managing director or other governing body or general partner of such limited liability company, partnership, association or other business entity.

“Transfer” (including its correlative meanings, “Transferor”, “Transferee” and “Transferred”) shall mean, with respect to any security, directly or indirectly, to sell, contract to sell, give, distribute, assign, hypothecate, pledge, encumber, grant a security interest in, offer, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any economic, voting or other rights in or to such security. When used as a noun, “Transfer” shall have such correlative meaning as the context may require.

1.2 Construction. Interpretation of this Agreement shall be governed by the following rules of construction. Unless the context otherwise requires: (a) references to the terms Article, Section, paragraph and Exhibit are references to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified; (b) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including Exhibits hereto; (c) references to “$” or “Dollars” shall mean United States dollars; (d) the words “include,” “includes,” “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (e) the word “or” shall not be exclusive; (f) references to “written” or “in writing” include in electronic form; (g) provisions shall apply, when appropriate, to successive events and transactions; (h) the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (i) the parties have participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement; (j) a reference to any Person includes such Person’s permitted successors and assigns; (k) references to “days” mean calendar days unless Business Days are expressly specified; (l) the word “will” shall be construed to have the same meaning and effect as the word “shall”; (m) the terms “party”, “party hereto”, “parties” and “party hereto” shall mean a party to this Agreement and the parties to this Agreement, as applicable, unless otherwise specified; (n) with respect to the determination of any period of time, “from” means “from and including”; and (o) any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding

Business Day. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time may be amended, supplemented, restated or modified, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes.

ARTICLE II

BOARD OF DIRECTORS

2.1 Election of Directors.

(a) Following the Effective Date, Corsair LP shall have the right, but not the obligation, to nominate to the Board a number of designees equal to (i) five Directors, so long as EagleTree beneficially owns, in the aggregate, 50% or more of the shares of Common Stock, (ii) four Directors, in the event that EagleTree beneficially owns, in the aggregate, 40% or more, but less than 50%, of the shares of Common Stock, (iii) three Directors, in the event that EagleTree beneficially owns, in the aggregate, 30% or more, but less than 40%, of the shares of Common Stock , (iv) two Directors, in the event that EagleTree beneficially owns, in the aggregate, 20% or more, but less than 30%, of the shares of Common Stock and (v) one Director, in the event that EagleTree beneficially owns, in the aggregate, 10% or more, but less than 20%, of the shares of Common Stock. Corsair LP shall not have the right to nominate any designees to the Board in the event that EagleTree beneficially owns, in the aggregate, less than 10% of the outstanding shares of Common Stock. In the event of any increase or decrease in the size of the Board consistent with the requirements of Section 2.4 of this Agreement, the number of Directors for which Corsair LP shall have the right to nominate to the Board pursuant to this Section 2.1(a) shall be automatically adjusted proportionately as closely as possible (rounding up to the next whole Director where necessary) to reflect the proportionate rights of Corsair LP to nominate Directors based on EagleTree’s beneficial ownership of the shares of Common Stock set forth in clauses (i), (ii), (iii) and (iv) above. The Board shall set forth the determination of such changes consistent with this Section 2.1(a) in its resolution or resolutions effectuating the change in size of the Board and such terms shall automatically be incorporated herein without further action on behalf of the parties hereto.

(b) The Company agrees, to the fullest extent permitted by applicable law, to take all necessary and desirable actions (subject to any applicable stock exchange or listing requirements) to include in the slate of nominees recommended by the Board for election at any meeting of stockholders called for the purpose of electing directors the persons designated pursuant to this Section 2.1 and to nominate and recommend each such individual to be elected as a Director as provided herein, and to solicit proxies or consents in favor thereof. The Company is entitled, solely for the purposes set forth in this Section 2.1(b), to identify such individual as an EagleTree Designee pursuant to this Agreement.

(c) In the event that Corsair LP has nominated fewer than the total number of designees Corsair LP shall be entitled to nominate pursuant to Section 2.1(a), Corsair LP shall have the right, at any time, to nominate such additional designees to which it is entitled, in which case, the Company and the Directors shall take all necessary corporate action, to the fullest extent permitted by applicable law, to (x) enable Corsair LP to nominate and effect the election or appointment of such additional individuals, whether by increasing the size of the Board or otherwise, and (y) to effect the election or appointment of such additional individuals nominated by Corsair LP to fill such newly-created directorships or to fill any other existing vacancies. Each such person whom EagleTree actually nominates pursuant to this Section 2.1 and whom is thereafter elected to the Board to serve as a Director shall be referred to herein as an “EagleTree Designee”.

(d) In the event that a vacancy is created at any time by the death, retirement or resignation of any EagleTree Designee, the remaining Directors and the Company shall, to the fullest extent permitted by applicable law, take all actions necessary at any time and from time to time to cause the vacancy created thereby to be filled by a new designee of Corsair LP, as soon as possible. Such new designee will be chosen by a majority of the EagleTree Designees on the Board at that time or, if there are none, by Corsair LP.

2.2 Committee Membership. So long as EagleTree beneficially owns, in the aggregate, 20% or more of the shares of Common Stock, the Company shall take all necessary and desirable actions to cause each of the Compensation Committee and the Nominating and Corporate Governance Committee to include in its membership at least one of the EagleTree Designees. Such EagleTree Designee committee member will be chosen by Corsair LP, except to the extent such membership would violate applicable federal securities laws or the listing requirements of any national securities exchange on which the Company’s securities are then listed.

2.3 Chairman of the Board. So long as EagleTree beneficially owns, in the aggregate, 20% or more of the shares of Common Stock, Corsair LP shall have the right to designate the Chairman of the Board from among the EagleTree Designees. For the avoidance of doubt, if EagleTree beneficially owns, in the aggregate, less than 20% of the shares of Common Stock, the Chairman of the Board is not required by this Agreement to be an EagleTree Designee.

2.4 Size of Board. As of the Effective Date, the Board shall have established by resolution that the total number of Directors constituting the Board on the Effective Date shall be eight. So long as EagleTree beneficially owns, in the aggregate, 20% or more of the shares of Common Stock, any increases or decreases to the size of the Board will require approval by at least a majority of the EagleTree Designees then serving as Directors or, if no EagleTree Designee is then serving as a Director, the written approval of Corsair LP.

2.5 Amendments to the Charter and Bylaws. So long as EagleTree beneficially owns, in the aggregate, 50% or more of the shares of Common Stock, the Board shall not take any action to cause the Company to amend the provisions in the Charter or Bylaws:

(a) providing that Directors may be removed with or without cause upon majority vote of the outstanding shares of Common Stock;

(b) changing the size of the Board;

(c) providing for stockholder action by written consent when EagleTree beneficially owns, in the aggregate, 50% or more of the shares of Common Stock; or

(d) providing for the ability to call special meetings of stockholders when EagleTree beneficially owns, in the aggregate, 50% or more of the shares of Common Stock.

2.6 Fees. For so long as the Company is a “controlled company” for purposes of the stock exchange rules, the EagleTree Designees shall not receive any compensation from the Company for their service as directors of the Board (including for service as chairman of the Board) or members of committees of the Board (including for service as chairman of any committee). However, the Company shall pay the reasonable out-of-pocket expenses incurred by each EagleTree Designee in connection with performing his or her duties as a member of the Board or any committee thereof, including the reasonable out-of-pocket expenses incurred by such person for attending meetings of the Board or any committee thereof or meetings of any board of directors or other similar managing body (and any committee thereof) of any Subsidiary of the Company. In addition, the Company will reimburse EagleTree for reasonable travel and other out-of-pocket expenses incurred by employees of EagleTree as it relates to Company matters and incurred at the request of the EagleTree Designees; provided that such amount shall not include salaries of such employees, any EagleTree overhead or any costs that are not directly related to Company matters.

ARTICLE III

INFORMATION

3.1 Books and Records; Access. The Company shall, and shall cause its Subsidiaries to, keep proper books, records and accounts, in which full and correct entries shall be made of all financial transactions and the assets and business of the Company and each of its Subsidiaries in accordance with generally accepted accounting principles. For so long as (x) no EagleTree Designee is then serving as a Director, and (y) EagleTree beneficially owns 3 % or more of the outstanding shares of Common Stock, the Company shall, and shall cause its Subsidiaries to, permit Corsair LP and its designated representatives, at reasonable times and upon reasonable prior notice to the Company, to inspect, review and/or make copies and extracts from the books and records of the Company or any of such Subsidiaries and to discuss the affairs, finances and condition of the Company or any of such Subsidiaries with the officers of the Company or any such Subsidiary. For so long as (x) no EagleTree Designee is then serving as a Director, and (y) EagleTree beneficially owns 3% or more of the outstanding shares of Common Stock, the Company, upon the written request of Corsair LP, shall, and shall cause its Subsidiaries to, provide Corsair LP, in addition to other information that might be reasonably requested by Corsair LP from time to time, (i) direct access to the Company’s auditors and officers, (ii) the ability to link Corsair LP’s systems into the Company’s general ledger and other systems in order to enable Corsair LP to retrieve data on a “real-time” basis, (iii) quarter-end reports, in a format to be prescribed by Corsair LP, to be provided within 45 days after the end of each quarter, (iv) copies of all materials provided to the Board (or committee of the Board) at the same time as provided to the Directors (or members of a committee of the Board), (v) access to appropriate officers and directors of the Company and its Subsidiaries at such times as may be requested by Corsair LP, as the case may be, for consultation with Corsair LP with respect to matters relating to the business and affairs of the Company and its Subsidiaries, (vi) information in advance with respect to any significant corporate actions, including, without limitation, extraordinary dividends, stock redemptions or repurchases, mergers, acquisitions or dispositions of assets, issuances of significant amounts of debt or equity and material amendments to the

Charter or Bylaws or the organizational documents of any of its Subsidiaries, and to provide Corsair LP with the right to consult with the Company and its Subsidiaries with respect to such actions, (vii) flash data, in a format to be prescribed by Corsair LP, to be provided within ten days after the end of each quarter and (viii) to the extent otherwise prepared by the Company, operating and capital expenditure budgets and periodic information packages relating to the operations and cash flows of the Company and its Subsidiaries (all such information so furnished pursuant to this Section 3.1, the “Information”). The Company agrees to consider, in good faith, the recommendations of Corsair LP in connection with the matters on which the Company is consulted as described above. Subject to Section 3.2, Corsair LP (and any party receiving Information from Corsair LP) shall receive Information and shall maintain the confidentiality of such Information, and the Company shall not be required to disclose any privileged Information of the Company so long as the Company has used its commercially reasonable efforts to enter into an arrangement pursuant to which it may provide such information to Corsair LP without the loss of any such privilege.

3.2 Sharing of Information. Individuals associated with EagleTree may from time to time serve on the Board or the equivalent governing body of the Company’s Subsidiaries. The Company, on its behalf and on behalf of its Subsidiaries, recognizes that such individuals (i) shall from time to time receive non-public information concerning the Company and its Subsidiaries, and (ii) may (subject to the obligation to maintain the confidentiality of such information in accordance with Section 3.1) share such information with EagleTree, EagleTree’s direct and indirect investors and other individuals associated with EagleTree. Such sharing shall be for the dual purpose of facilitating support to such individuals in their capacity as Directors (or members of the governing body of any Subsidiary) and enabling EagleTree and its direct and indirect investors to better evaluate the Company’s performance and prospects. The Company, on behalf of itself and its Subsidiaries, hereby irrevocably consents to such sharing.

ARTICLE IV

GENERAL PROVISIONS

4.1 Termination. This Agreement shall terminate on the earlier to occur of (i) such time as EagleTree no longer beneficially owns 3% or more of the outstanding shares of Common Stock and (ii) the delivery of a written notice by Corsair LP to the Company requesting that this Agreement terminate.

4.2 Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, sent by electronic transmission or sent by reputable overnight courier service (charges prepaid) to the Company at the address set forth below and to any other recipient at the address indicated on the Company’s records, or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Notices shall be deemed to have been given hereunder when delivered personally, sent by electronic transmission or upon actual delivery by reputable overnight courier service (as indicated in such courier service’s records).

The Company’s address is:

Corsair Gaming, Inc.

47100 Bayside Parkway

Fremont, CA 94538

Attention: Michael Potter

Email: michael.potter@corsair.com

Corsair LP’s address is:

c/o Corsair Group (Cayman), LP

1185 Avenue of the Americas, 39th Floor

New York, NY 10036

Attention: Anup Bagaria and George Majoros

Email: ab@eagletree.com; gm@eagletree.com

4.3 Amendment; Waiver. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the Company and the other parties hereto. Neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

4.4 Further Assurances. The parties hereto shall sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof. To the fullest extent permitted by law, the Company shall not directly or indirectly take any action that is intended to, or would reasonably be expected to result in, Corsair LP being deprived of the rights contemplated by this Agreement.

4.5 Assignment. This Agreement shall inure to the benefit of and be binding on the parties hereto and their respective successors and Permitted Assigns. This Agreement may not be assigned without the express prior written consent of the other parties hereto, and any attempted assignment, without such consents, shall be null and void; provided, however, that Corsair LP shall be entitled to assign, in whole or in part, to any of its Permitted Assigns without such prior written consent any of its rights hereunder.

4.6 Third Parties. Except as provided for in Section 3.2 with respect to individuals associated with EagleTree, this Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third party beneficiary hereto.

4.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws thereof.

4.8 Jurisdiction; Waiver of Jury Trial. In any judicial proceeding involving any dispute, controversy or claim arising out of or relating to this Agreement, each of the parties unconditionally accepts the jurisdiction and venue of the Court of Chancery of the State of Delaware or, if the Court of Chancery does not have subject matter jurisdiction over this matter, the Superior Court of the State of Delaware (Complex Commercial Division), or if jurisdiction over the matter is vested exclusively in federal courts, the United States District Court for the District of Delaware, and the appellate courts to which orders and judgments thereof may be appealed. In any such judicial proceeding, the parties agree that in addition to any method for the service of process permitted or required by such courts, to the fullest extent permitted by law, service of process may be made by delivery provided pursuant to the directions in Section 4.2. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

4.9 Specific Performance. Each party hereto acknowledges and agrees that in the event of any breach of this Agreement by any of them, the other parties hereto would be irreparably harmed and could not be made whole by monetary damages. Each party accordingly agrees to waive the defense in any action for specific performance that a remedy at law would be adequate and that the parties, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to specific performance of this Agreement without the posting of any bond.

4.10 Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or understandings with respect to the subject matter hereof or thereof other than those expressly set forth herein and therein. This Agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.

4.11 Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance or in any jurisdiction, shall be held to be invalid or unenforceable to any extent, (i) the remainder of this Agreement shall not be affected thereby, and each other provision hereof shall be valid and enforceable to the fullest extent permitted by law, (ii) as to such Person or circumstance or in such jurisdiction such provision shall be reformed to be valid and enforceable to the fullest extent permitted by law and (iii) the application of such provision to other Persons or circumstances or in other jurisdictions shall not be affected thereby.

4.12 Table of Contents, Headings and Captions. The table of contents, headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

4.13 Counterparts. This Agreement and any amendment hereto may be signed in any number of separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one Agreement (or amendment, as applicable). Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.14 Effectiveness. This Agreement shall become effective upon the Effective Date.

4.15 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or otherwise, and notwithstanding the fact that Corsair LP is an exempted limited partnership, each party hereto covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered by any Person pursuant hereto or otherwise shall be had against any of EagleTree or any of its former, current or future direct or indirect equity holders, Controlling Persons, stockholders, directors, officers, employees, agents, Affiliates, members, financing sources, managers, general or limited partners or assignees (each a “Related Party” and collectively, the “Related Parties”), in each case other than (subject, for the avoidance of doubt, to the provisions of this Agreement) each party hereto or any of its respective assignees under this Agreement, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Related Parties, as such, for any obligation or liability of any party hereto or any of its respective assignees under this Agreement or any documents or instruments delivered by any Person pursuant hereto for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, however, that nothing in this Section 4.15 shall relieve or otherwise limit the liability of any party hereto or any of its respective assignees for any breach or violation of its obligations under such agreements, documents or instruments.

[Remainder Of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

CORSAIR GAMING, INC.

By:
Name:
Title:

CORSAIR GROUP (CAYMAN), LP

	By:	EagleTree-Carbide (GP), LLC,
its General Partner
	By:	EagleTree Partners IV (GP), LP,
its Sole Member
	By:	EagleTree Partners IV Ultimate GP, LLC,
its General Partner

By:
Name:
Title: